UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File Number: 001-35715

AQUASITION CORP.

(Translation of registrant’s name into English)

c/o Seacrest Shipping Co. Ltd.

8 – 10 Paul Street

London EC2A 4JH, England

Telephone: +44-207-426-1155

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events

On January 23, 2013, the common stock and warrants underlying the units sold in the initial public offering of Aquasition Corp. (the “Company”) began to trade separately on a voluntary basis. The symbols for the Company’s common stock, warrants and units are AQU, AQUUW, and AQUUU, respectively. The Company’s press release, dated January 22, 2013, announcing the commencement of separate trading is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

Exhibits

Exhibit No.	Description

99.1	Press release, dated January 22, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 23, 2013	AQUASITION CORP.

	By:	/s/ Matthew C. Los
Name: Matthew C. Los
Title: Chief Executive Officer